                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                            THE FOOTHILL GROUP. INC.
                            ------------------------
                                (Name of Issuer)

                       Class A Common Stock, no par value
                       ----------------------------------
                         (Title of Class of Securities)

                                  345109 20 1
                                  -----------
                                 (CUSIP Number)

                               Stanley S. Stroup
                  Executive Vice President and General Counsel
                              Norwest Corporation
                      Norwest Center, Sixth and Marquette
                       Minneapolis, Minnesota 55479-1026
                                  612-667-8858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 15, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  381346 10 5            SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Norwest Corporation
               Tax Identification No. 41-0449260
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

               WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)      [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
  NUMBER OF
                           4,556,641
   SHARES
                     -----------------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER

  OWNED BY

    EACH             -----------------------------------------------------------
                9    SOLE DISPOSITIVE POWER
  REPORTING
                           4,556,641
   PERSON
                     -----------------------------------------------------------
    WITH        10   SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,556,641
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               21.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                relating to the

                      Class A Common Stock, No Par Value,
                                       of
                            The Foothill Group, Inc.

Item 1.  Security and Issuer
         -------------------

         The class of equity securities to which this Statement relates is the Class A common stock, no par value, ("Foothill Common Stock") of The Foothill Group, Inc. ("Foothill"), a Delaware corporation. The principal executive offices of Foothill are located at 11111 Santa Monica Boulevard, Los Angeles, California 90025.

Item 2.  Identity and Background
         -----------------------

         This Statement is being filed by Norwest Corporation ("Norwest"), a Delaware corporation. The principal executive offices of Norwest, from which its principal business is carried out, are located at Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-1000.

         Norwest is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Through its commercial bank subsidiaries, Norwest conducts a general banking and trust business in the states of Arizona, Colorado, Illinois, Indiana, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Ohio, South Dakota, Texas, Wisconsin, and Wyoming. Norwest also owns subsidiaries engaged in various businesses related to banking, principally mortgage banking, equipment leasing, agricultural finance, commercial finance, consumer finance, securities brokerage and underwriting, insurance agency services, computer and data processing services, investment advisory services, and venture capital investments.

         The name, business address, present principal occupation and citizenship of each director of Norwest are set forth on Schedule I hereto and those of each executive officer of Norwest are set forth on Schedule II hereto.

         During the past five years, neither Norwest nor, to the best of knowledge of Norwest, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         As more fully described in Item 6 of this Statement, Foothill has granted to Norwest an option pursuant to which Norwest has the right, upon the occurrence of certain events, to purchase from Foothill up to 4,156,641 shares of Foothill Common Stock for $23.375 per share, subject to adjustment under certain circumstances (the "Option"). If Norwest were to exercise the Option in full, the funds required to purchase the shares of Foothill Common Stock issuable upon such exercise would be approximately $97 million. It is currently anticipated that such funds would be provided from Norwest's working capital.

Item 4.  Purpose of Transaction
         ----------------------

         On May 15, 1995, Foothill and Norwest entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for the merger (the "Merger") of a wholly owned subsidiary of Norwest with and into Foothill, with Foothill as the surviving corporation. The purpose of the Reorganization Agreement is for Norwest to acquire Foothill.

         Concurrently with their entering into the Reorganization Agreement, Norwest and Foothill also entered into a Stock Option Agreement (the "Option Agreement") pursuant to which Foothill granted to Norwest the Option. The purpose of the Option Agreement is to increase the likelihood that the Merger will be completed as contemplated by the Reorganization Agreement.

         The principal provisions of the Reorganization Agreement and the Option Agreement are summarized in Item 6 of this Statement and copies of the Reorganization Agreement and the Option Agreement are filed herewith as Exhibits 1 and 2, respectively.

         Except as set forth above, and except that until the completion of the Merger Norwest may from time to time purchase in the open market shares of Foothill Common Stock. Norwest has no plans or proposals with respect to Foothill that relate to or would result in, prior to the completion of the Merger, any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Upon the completion of the Merger, Foothill Common Stock will cease to be publicly traded and Norwest will cause the registration of Foothill Common Stock under the Act to be terminated.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a)-(b) As a result of the Option Agreement and other holdings of Foothill Common Stock, Norwest may, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, be deemed to own beneficially 4,556,641 shares of Foothill Common Stock, constituting approximately 21.8% of the shares of Foothill Common Stock that would have been issued and outstanding if the Option had been exercised as of May 24, 1995. If Norwest were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of Foothill Common Stock covered thereby.

         To the best knowledge of Norwest, none of its directors or executive officers beneficially owns any shares of Foothill Common Stock.

         (c) In addition to the acquisition of the Option, Norwest has purchased 400,000 shares of Foothill Common Stock during the past 60 days. To the best knowledge of Norwest, none of its directors or executive officers has effected any transaction in shares of Foothill Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         Upon consummation of the Merger and pursuant to the Reorganization Agreement, each outstanding share (except for shares as to which dissenter's rights are perfected) of Foothill Common Stock will be converted into .92 shares of the common stock, par value $1 2/3 per share, of Norwest ("Norwest Common Stock"), each outstanding share of preferred stock of Foothill will be converted into 6.1333272 shares of Norwest Common Stock and each of certain shares of

Foothill Common Stock subject to certain unexercised options will be converted into a number of shares of Norwest Common Stock determined in accordance with a formula set forth in the Reorganization Agreement.

         Consummation of the Merger is subject to certain other conditions, including, but not limited to, (i) approval of the Reorganization Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Foothill entitled to vote thereon, (ii) the receipt of all requisite regulatory approvals without the imposition of any condition or requirement relating to Foothill or any of its subsidiaries that, in the good faith judgment of Norwest, is unreasonably burdensome to Norwest, (iii) the receipt of a letter from Norwest's and Foothill's respective independent accountants to the effect that the Merger qualifies for "pooling of interests" accounting treatment, and
(iv) the receipt by Foothill of a legal opinion to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended. Either Foothill or Norwest may terminate the Reorganization Agreement under certain circumstances.

         In the Reorganization Agreement, Foothill agrees that it will, through its Board of Directors (the "Foothill Board"), except to the extent legally advisable for the discharge of the fiduciary duties of such board, recommend that its stockholders vote in favor of approval of the Reorganization Agreement. Foothill also agrees that neither it nor any of its subsidiaries, nor any director, officer, representative or agent thereof will, directly or indirectly, solicit, authorize the solicitation of or, except to the extent legally advisable for the discharge by the Foothill Board of its fiduciary duties, enter into any discussions with any third party (other than Norwest) concerning any proposal or offer to acquire in any manner an equity interest in or substantial portion of the assets of Foothill or any of its subsidiaries, or to merge or otherwise combine with Foothill or any of its subsidiaries.

         The Option gives Norwest the right to purchase up to 4,156,641 shares of Foothill Common Stock (the "Option Shares") at a price of $23.375 per share, subject to adjustment under certain circumstances. Norwest may exercise the Option at any time after the occurrence of a "Purchase Event." For purposes of the Option Agreement, a "Purchase Event" occurs when (i) Foothill or any of its subsidiaries, without Norwest's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with a party other than Norwest or any of its subsidiaries or the Foothill Board shall have recommended that the stockholders of Foothill approve an Acquisition Transaction with a third party, (ii) any party other than Norwest or any of its subsidiaries shall have commenced or shall have filed a registration statement under the Securities Act of 1933, as amended, (the "Securities Act") with respect to, a tender offer or exchange offer to purchase any shares of Foothill Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then outstanding shares of Foothill Common Stock; (iii) after a proposal is made by a third party to Foothill or its stockholders to engage in an Acquisition Transaction, Foothill shall have breached any covenant or obligation in the Reorganization Agreement and such breach would entitle Norwest to terminate the Reorganization Agreement or the Foothill Board does not recommend that the stockholders of Foothill approve the Reorganization Agreement or the holders of Foothill Common Stock shall not have approved the Reorganization Agreement at the stockholders meeting held for the purpose of voting on the Reorganization Agreement (the "Special Meeting"), the Special Meeting shall not have been held or shall have been canceled prior to termination of the Reorganization Agreement or the Foothill Board shall have withdrawn or modified, in a manner adverse to Norwest, its recommendation with respect to the Reorganization Agreement; or (iv) the Foothill Board does not recommend in the proxy statement prepared for the Special Meeting that the holders of Foothill Common Stock approve and adopt the Reorganization Agreement, or shall have withdrawn, modified or amended such recommendation in any respect materially adverse to Norwest.

"Acquisition Transaction" means (x) merger or consolidation, or any similar transaction involving Foothill or any of its subsidiaries, (y) a purchase, lease or other acquisition of all or substantially all of the assets of Foothill or any of its subsidiaries or (z) a purchase or other acquisition, other than in connection with an internal merger or consolidation, of securities representing 20% or more of the voting power of Foothill or any of its subsidiaries.

         The Option Agreement will terminate at the earliest to occur of (i) 11:59 p.m. Delaware time on the day on which a Certificate of Merger relating to the Merger is filed with the Secretary of State of the State of Delaware, (ii) 12 months after the first occurrence of a Purchase Event, (iii) termination of the Reorganization Agreement prior to the occurrence of a Purchase Event, other than if Norwest shall have terminated the Reorganization Agreement (a) due to Foothill's failure to perform or observe in all material respects its covenants and agreements in the Reorganization Agreement or (b) because the Foothill Board shall not have recommend in the proxy statement for the Special Meeting that the holders of Foothill Common Stock approve the Reorganization Agreement or, if after so recommending, the Foothill Board shall have withdrawn, modified or amended such recommnedation in any respect materially adverse to Norwest or (iv) 12 months after the termination of the Reorganization Agreement by Norwest for either of the reasons enumerated in clause (iii) of this sentence.

         Under the Bank Holding Company Act of 1956, Norwest may not acquire 5% or more of the outstanding shares of Foothill without the prior approval of the Board of Governors of the Federal Reserve System. Certain other regulatory approvals may also be required before any acquisition under the Option Agreement could be completed.

         The Option may not be assigned by Norwest or by Foothill to any other party without the express written consent of the other party to the Option Agreement, except that Norwest may assign the Option Agreement to a wholly owned subsidiary of Norwest. After a Purchase Event, Foothill shall, at the request of Norwest made within three years of a Purchase Event (on behalf of itself or any subsequent holder) prepare, file promptly (subject to certain exceptions) and keep current a registration statement under the Securities Act covering any shares issued or issuable pursuant to the Option and shall use its best efforts to cause such registration statement to become effective, and to remain current and effective for up to 180 days in order to facilitate the sale or disposition of any shares of Foothill Common Stock issued upon total or partial exercise of the Option (the "Option Shares"). Upon the occurrence of a Repurchase Event prior to termination of the Option, subject to certain exceptions, at the request of Norwest, Foothill will be obligated to repurchase the Option and any Option Shares theretofore purchased pursuant to the Option at prices determined in accordance with the provisions of the Option Agreement, which may include the reimbursement by Foothill of fees and expenses incurred by Norwest in connection with the Merger. In the event that Norwest exercises the repurchase rights described above, Foothill will thereafter be required to pay the portion of the repurchase price that Foothill is not then prohibited from so paying under applicable law and regulation or as a consequence of administrative policy. "Repurchase Event" means (i) the acquisition of beneficial ownersship (as defined in the Act) by any person of 50% of the then outstanding shares of Foothill Common Stock or (ii) the consummation of an Acquisition Transaction (except that, in the case of a purchase or other acquisition of the voting power of Foothill or any of its subsidiaries, the percentage shall be 50% or more).

         In the event that prior to termination of the Option, Foothill enters into an agreement (i) to consolidate with or merge into any party, other than Norwest or any of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any party, other than Norwest or any of its subsidiaries, to merge into Foothill and Foothill shall be the surviving corporation, but, in connection with such merger, the then outstanding of Foothill

Common Stock are changed into or exchanged for stock or other securities of any other party or cash or any other property, or the then outstanding shares of Foothill Common Stock will after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its or any material subsidiary's assets to any party, other than Norwest or any of its subsidiaries, then the agreement governing such transaction must make proper provision so that the Option, upon consummation of such transaction, will be converted into, or exchanged for, an option (a "Substitute Option"), at the election of Norwest, of either (x) the acquiring corporation or (y) any party that controls the acquiring corporation. The Substitute Option will be exercisable for shares of the Substitute Option issuer's common stock in such number and at such exercise price as determined by the Option Agreement and will otherwise have the same terms as the Option to the extent permitted by law.

         To the best of Foothill's and Norwest's knowledge, no Purchase Event has occurred as of the date hereof.

         The Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Reorganization Agreement and may discourage persons from proposing a competing offer to acquire Foothill, even if such offer involves a higher price per share of Foothill Common Stock than the consideration contemplated by the Reorganization Agreement. The existence of the Option could significantly increase the cost to a potential acquiror of acquiring Foothill compared to its cost had Foothill not entered into the Option Agreement. Foothill believes that the exercise of the Option would likely prohibit any acquiror from accounting for an acquisition of, or merger with, Foothill using the pooling-of-interests accounting method for a period of up to two years. This could discourage or preclude an acquisition of Foothill by other organizations.

         The preceding summary of certain provisions of the Reorganization Agreement and the Option Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed herewith as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

         Except as set forth herein, neither Norwest nor, to the best knowledge of Norwest, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Foothill, including, but not limited to, transfer or voting of any securities of Foothill, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

              (1) Agreement and Plan of Reorganization dated as of May 15, 1995, by and between Foothill Group, Inc. and Norwest Corporation.

              (2) Stock Option Agreement, dated as of May 15, 1995, between Norwest Corporation and Foothill Group, Inc.

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              NORWEST CORPORATION


                              By: /s/ Laurel A. Holschuh
                                  ----------------------
                                  Laurel A. Holschuh
                                  Senior Vice President and Secretary

Dated:  May 24, 1995


        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                   SCHEDULE I

                        DIRECTORS OF NORWEST CORPORATION



          The names, business addresses and present principal occupations or employments of the directors of Norwest Corporation are set forth below. All directors listed below are citizens of the United States.

          David A. Christensen; 205 East Sixth Street, Sioux Falls, South Dakota 57117; President and Chief Executive Officer and Director; Raven Industries, Inc.

          Gerald J. Ford, 200 Crescent Court, Suite 1350, Dallas, Texas 75201; Chairman of the Board, Chief Executive Officer and Director of First Nationwide Bank, a Federal Savings Bank

          Pierson M. Grieve; 370 Wabasha Street, St. Paul, Minnesota 55102; Chairman and Director; Ecolab Inc.

          Charles M. Harper; 1301 Avenue of the Americas, New York, New York 10019; Chairman and Chief Executive Officer and Director; RJR Nabisco Holdings Corp.

          William A. Hodder; 1400 West 94th Street, Minneapolis, Minnesota 55431; Chairman and Chief Executive Officer and Director; Donaldson Company, Inc.

          Lloyd P. Johnson; Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479; Retired Chairman of the Board and Director; Norwest Corporation

          Reatha Clark King; Number One General Mills Boulevard, Minneapolis, Minnesota 55426; President and Executive Director; General Mills Foundation

          Richard M. Kovacevich; Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479; President and Chief Executive Officer and Director; Norwest Corporation

          Richard S. Levitt; 3141 Dean Court, Suite 1201, Minneapolis, Minnesota 55416; Chairman of the Board and Director; Nellis Corporation, Rockville, Maryland

          Richard D. McCormick; 7800 East Orchard Road, Suite 200, Englewood, Colorado 80111; Chairman and Chief Executive Officer and Director; U S
WEST, Inc.

          Cynthia H. Milligan; 6200 North 56th Street, Lincoln, Nebraska 68504; President and Chief Executive Officer; Cynthia H. Milligan & Associates

          Ian M. Rolland, 1300 South Clinton Street, Fort Wayne, Indiana 46801; Chairman and Chief Executive Officer and Director, Lincoln National Corporation and Lincoln National Life Insurance Company

          Stephen E. Watson; 700 On The Mall, 9th Floor, Minneapolis, Minnesota 55402; President and Director; Dayton Hudson Corporation.

          Michael W. Wright; 11840 Valley View Road, Eden Prairie, Minnesota 55344; Chairman, President and Chief Executive Officer and Director; SUPERVALU INC.

                                  SCHEDULE II

                   EXECUTIVE OFFICERS OF NORWEST CORPORATION



          The names and present principal occupations or employments of the executive officers of Norwest Corporation are set forth below. Each executive officer's business address is Norwest Corporation, Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-1000. Each occupation set forth opposite an individual's name refers to Norwest Corporation. All officers listed below are citizens of the United States.


Name                         Present Principal Occupation or Employment
----                         ------------------------------------------

Richard M. Kovacevich        Chairman, President and Chief Executive Officer
Leslie S. Biller             Executive Vice President (South Central Banking)
James R. Campbell            Executive Vice President (Twin Cities Banking)
C. Webb Edwards              Executive Vice President and Chief Technology Officer
Kenneth R. Murray            Executive Vice President (Western Banking)
William H. Queenan           Executive Vice President (Chief Credit Officer)
Daniel A. Saklad             Executive Vice President (North Central Banking)
Stanley S. Stroup            Executive Vice President and General Counsel
John T. Thornton             Executive Vice President and Chief Financial Officer
Thomas E. Emerson            Senior Vice President, Chief Auditor and Chief Examiner
John E. Ganoe                Senior Vice President (Strategic Planning and Acquisitions)
Michael A. Graf              Senior Vice President and Controller
Stephen W. Hansen            Senior Vice President (Human Resources)
Laurel A. Holschuh           Senior Vice President and Secretary
Charles D. White             Senior Vice President and Treasurer

                                 EXHIBIT INDEX



Exhibit                                                       Form of
Number     Description                                         Filing
------     -----------                                      ------------

1          Agreement and Plan of Reorganization dated        Electronic
           as of May 15, 1995, between                      Transmission
           Foothill Group, Inc. and
           Norwest Corporation.

2          Stock Option Agreement, dated as                  Electronic
           of May 15, 1995, between                         Transmission
           Norwest Corporation and
           Foothill Group, Inc.